EXHIBIT 12.1

BLUE HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months ended September 30,	Years Ended December 31,
	2007	2006	2005

Earnings (loss) before fixed charges (1):
Pretax income from continuing operations before adjustment	(3,742)	(4,008)	7,490
Fixed Charges	453	996	122
Amortization of capitalized interest	-	-	-
Distributed income of equity investees	-	-	-
Equity in net losses of affiliates	-	-	-
Less: Interest capitalized	-	-	-
Preference security dividend	-	-	-
requirements of consolidated	-	-	-
subsidiaries	-	-	-
Minority interest	-	-	-
	(3,289)	(3,012)	7,612
Fixed charges:
Interest expense	453	996	122
Est. int. exp. component of rent expense	-	-	-
Amortization of premiums, discounts, and capitalized expenses related to indebtedness	-	-	-
Preference security dividend requirements of consolidated subsidiaries	-	-	-

	453	996	122
Ratio of earnings to fixed charges (1)	(7.26)	(3.02)	62.39

(1)
For purposes of calculating these ratios, earnings is the amount resulting from (1) adding (a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges and (2) subtracting (i) interest capitalized, (ii) preference security dividend requirements of consolidated subsidiaries and (iii) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges is the sum of (w) interest expensed and capitalized, (x) amortized premiums, discounts and capitalized expenses related to indebtedness, (y) an estimate of the interest within rental expense and (z) preference security dividend requirements of our consolidated subsidiaries. Combined fixed charges and preferred dividends is fixed charges, as described above, and the amount of pre-tax earnings required to pay dividends on outstanding preference securities. Although dividends accrue on our outstanding shares of Series A Convertible Preferred Stock, such dividends are payable when, as and if declared by our board of directors. We therefore currently have no preference securities outstanding for which we are required to pay dividends.